Exhibit 99.1

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS EK Global Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@ekgir.com

Camtek Announces Proposed Private Offering of
$400 Million of 0.00% Convertible Senior Notes due 2030

MIGDAL HAEMEK, Israel – September 11, 2025 – Camtek Ltd. (Nasdaq: CAMT; TASE: CAMT) announced today its intention to offer, subject to market conditions and other factors, $400 million aggregate principal amount of 0.00% Convertible Senior Notes due 2030 (the “Notes“) in a proposed private offering (the “Offering“) to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act“). In connection with the Offering, Camtek expects to grant the initial purchasers of the Notes an option to purchase, for settlement within a 13-day period beginning on, and including, the date on which the Notes are first issued, up to an additional $60 million aggregate principal amount of the Notes.

The final terms of the Notes, including the final amount to be offered in the Offering, the initial conversion price and certain other terms, will be determined at the time of pricing of the Offering. When issued, the Notes will be Camtek’s senior unsecured obligations.

The Notes will mature on September 15, 2030, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date. The Notes will not bear regular interest, and the principal amount of the Notes will not accrete.

Prior to the close of business on the business day immediately preceding June 15, 2030, the Notes will be convertible at the option of holders of the Notes only upon the satisfaction of specified conditions and during certain periods. On or after June 15, 2030, until the close of business on the second scheduled trading day preceding the maturity date, the Notes will be convertible at the option of holders of the Notes at any time regardless of these conditions. Conversions of the Notes will be settled in cash, ordinary shares of Camtek or a combination thereof, at Camtek’s election (together with cash in lieu of any fractional ordinary share, if applicable).

Camtek may redeem for cash (1) all of the Notes at any time on or prior to the 40th scheduled trading day immediately preceding the maturity date if certain tax-related events occur and (2) all or any portion (subject to certain limitations) of the Notes, at any time, and from time to time, on or after September 20, 2028, and on or before the 40th scheduled trading day immediately before the maturity date, at its option at any time and from time to time, if the last reported sale price per share of Camtek’s ordinary shares has been at least 130% of the conversion price for a specified period of time and certain other conditions are satisfied. For any Notes we redeem, we will pay a redemption price equal to the principal amount of the Notes redeemed (plus accrued and unpaid special interest, if any is payable at the time).

If certain corporate events that constitute a “fundamental change” occur, then, subject to a limited exception, holders of the Notes may require Camtek to repurchase all or a portion of their Notes for cash. The repurchase price will be equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the applicable repurchase date.

Camtek intends to use the net proceeds from the Offering to repurchase a portion of its 0% senior convertible notes due 2026 (the “2026 Notes”) pursuant to one or more separate and individually negotiated transactions with one or more holders of the 2026 Notes, with the remainder to be used for general corporate purposes, including, but not limited to, potential acquisitions, working capital, capital expenditures, investments and research and development.

The Notes will be offered only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The offer and sale of the Notes and the ordinary shares of Camtek potentially issuable upon conversion of the Notes, if any, have not been, and will not be, registered under the Securities Act, any state securities laws or the securities laws of any other jurisdiction, and unless so registered, the Notes and such ordinary shares, if any, may not be offered or sold in the United States except pursuant to an applicable exemption from such registration requirements.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any offer or sale of, the Notes (or any ordinary shares of Camtek issuable upon conversion of the Notes) in any state or jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

About Camtek

Camtek is a developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry. Camtek's systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end and up to the beginning of assembly (Post Dicing). Camtek's systems inspect wafers for the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Heterogenous Integration, Memory and HBM, CMOS Image Sensors, Compound Semiconductors, MEMS, and RF, serving the industries’ leading global IDMs, OSATs, and foundries. With manufacturing facilities in Israel and Germany, and eight offices around the world, Camtek provides state of the art solutions in line with customers' requirements.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Camtek. Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, including Camtek’s expectations and statements relating to the compound semiconductors market and Camtek’s position in this market and the anticipated timing of delivery of the systems. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to whether Camtek will offer and issue the Notes and the terms of the Notes, the anticipated use of proceeds from the Offering, any related effects on the trading price of Camtek’s ordinary shares prior to, concurrently with, or shortly after the pricing of the Notes, and the conversion price of the Notes. Factors that may cause Camtek’s actual results to differ materially from those contained in the forward-looking statements include, but are not limited to, the effects of the evolving nature of the war situation in Israel, and the related evolving regional conflicts; the continued demand  and future contribution of HPC, HBM and Chiplet applications and devices to the Company business resulting from, among other things, the field of artificial intelligence surging worldwide across companies, industries and geographies; formal or informal imposition by countries of new or revised export and/or import and doing-business regulations or sanctions, including but not limited to changes in U.S. trade policies, changes or uncertainty related to the U.S. government entity list and changes in the ability to sell products incorporating U.S originated technology, which can be made without prior notice, and our ability to effectively address such global trade issues and changes; our dependency on the semiconductor industry and the risk that adverse economic conditions, reduced capital expenditures, or cyclical downturns may negatively impact our results; the concentration of our business in certain Asia Pacific countries, particularly China, Taiwan, and Korea, which may be subject to trade restrictions, regulatory changes, or geopolitical tensions; and those other factors discussed in Camtek’s Annual Report on Form 20-F and other documents it files with the SEC as well as other documents that may be subsequently filed by Camtek from time to time with the SEC.

While Camtek believes that it has a reasonable basis for each forward-looking statement contained in this press release, it cautions you that these statements are based on a combination of facts and factors currently known by Camtek and its projections of the future, about which it cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.